ForeverGreen [logo] 972 North 1430 West T. 801-655-5500 Orem, Utah 84057 F. 801-655-5505 www.forevergreen.org

April 29, 2011

Mark C. Shannon, Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

RE:

ForeverGreen Worldwide Corporation

Form 10-K for the Fiscal Year Ended December 31, 2009

Filed April 15, 2010

File No.  0-26973

Dear Mr. Shannon,

This letter is in response to your comment letters dated December 28, 2010 and March 11, 2011 regarding the above identified Form 10-K of ForeverGreen Worldwide Corporation (the “Company”).  The Company is filing via EDGAR an amended annual report on Form 10-K for the year ended December 31, 2009 and a current report on Form 8-K informing the public that its previously issued financial statements for the fiscal year ended December 31, 2009 should no longer be relied upon.

The amended 2009 Form 10-K includes the requested impairment of good will and the appropriate revisions to the financial numbers and discussions in “Item 7. Management’s Discussion and Analysis of Results of Operations” and the financial statements and notes thereto for the year ended December 31, 2009.  Paper copies of a clean amendment and redline amendment will be express mailed to you for your review.

We respectfully request your immediate attention to this response as the Company needs to resolve your outstanding comments in order to file its delinquent 2010 annual report on Form 10-K.  If you determine the Company’s amended 2009 Form 10-K does not satisfy your inquiry and/or that further comment or delay will be required, please notify our legal counsel, Cindy Shy, at 435-674-1282, as soon as possible.

In connection with our response to your comments, the Company acknowledges that:

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The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

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staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

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the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company hopes that the amended 2009 Form 10-K adequately addresses your concerns.  If you have further questions or comments please contact the Company’s counsel, Cindy Shy, at (435) 674-1282 or fax (435) 673-2127.

Sincerely,

/s/Paul Frampton

Paul Frampton

Chief Financial Officer

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